Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-218604-02

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell, nor does it seek an offer to buy, these notes in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated July 25, 2017.

Pricing Supplement No. K862/A* to the Underlying Supplement dated June 30, 2017, the Product Supplement No. I-B dated June 30, 2017, the Prospectus Supplement and Prospectus dated June 30, 2017

_________________________________________________________

$ Leveraged Buffered Basket-Linked Medium-Term Notes due

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be the third scheduled business day after the determination date) is based on the performance of a weighted basket comprised of the EURO STOXX 50® Index (37.00% weighting), the FTSE® 100 Index (23.00% weighting), TOPIX (23.00% weighting), the Swiss Market Index (9.00% weighting) and the S&P/ASX 200 Index (8.00% weighting) as measured from and including the trade date to and including the determination date (expected to be between 14 and 16 months after the trade date). The initial basket level is 100 and the final basket level will equal the sum of the products, as calculated for each basket underlier, of: (i) the final index level divided by (ii) the initial index level (set on the trade date and which may be higher or lower than the actual closing level of such basket underlier on the trade date) multiplied by (iii) the applicable initial weighted value for each basket underlier. If the final basket level on the determination date is greater than the initial basket level, the return on your notes will be positive, subject to the maximum settlement amount (expected to be between $1,152.96 and $1,179.84 for each $1,000 face amount of your notes). If the final basket level declines by up to 10.00% from the initial basket level, you will receive the face amount of your notes. If the final basket level declines by more than 10.00% from the initial basket level, you will be exposed on a leveraged basis to any depreciation in the final basket level beyond the buffer amount, and the return on your notes will be negative. You could lose your entire investment in the notes. Any payment on the notes is subject to our ability to pay our obligations as they become due.

To determine your payment at maturity, we will calculate the basket return, which is the percentage increase or decrease in the final basket level from the initial basket level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●	if the basket return is positive (i.e., the final basket level is greater than the initial basket level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 160% times (c) the basket return, such sum subject to the maximum settlement amount;

●	if the basket return is zero or negative but not below -10.00% (i.e., the final basket level is equal to or less than the initial basket level but not by more than 10.00%), $1,000; or

●	if the basket return is negative and is below -10.00% (i.e., the final basket level is less than the initial basket level by more than 10.00%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the quotient of the initial basket level divided by 90.00% of the initial basket level times (c) the sum of the basket return plus 10.00%.

Declines in one basket underlier may offset increases in the other basket underliers.  Due to the unequal weighting of each basket underlier, the performance of each basket underlier will have varying impact on your return on the notes. For example, the performances of the EURO STOXX 50®  Index, the FTSE® 100 Index and TOPIX will have a significantly larger impact on your return on the notes than the performance of the Swiss Market Index and the S&P/ASX 200 Index.

Investing in the notes involves a number of risks. See “Additional Risk Factors Specific To Your Notes” beginning on page PS-14 of this pricing supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Original issue date:	, 2017	Original issue price:	100% of the face amount
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. For more information, see “Supplemental plan of distribution (conflicts of interest)” on page PS-6 of this pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse currently estimates the value of each $1,000 face amount of the notes on the trade date will be between $980.00 and $999.90 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the notes (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the trade date. See “Additional Risk Factors Specific To Your Notes” in this pricing supplement.

The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

Pricing Supplement dated July  , 2017.

The original issue price, underwriting discount and net proceeds to the issuer listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

We may use this pricing supplement in the initial sale of the notes. In addition, CSSU or any other affiliate of ours may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Credit Suisse or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

*This amended and restated pricing supplement amends, restates and supersedes Preliminary Pricing Supplement No. K862 dated July 21, 2017 in its entirety. We refer to this amended and restated pricing supplement as the “pricing supplement.”

SUMMARY INFORMATION

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.

You should read this pricing supplement together with the underlying supplement dated June 30, 2017, the product supplement dated June 30, 2017, the prospectus supplement dated June 30, 2017 and the prospectus dated June 30, 2017, relating to our Medium-Term Notes of which these notes are a part. This preliminary pricing supplement amends, restates and supersedes Preliminary Pricing Supplement No. K862 dated July 21, 2017 in its entirety. You should rely only on the information contained in this Preliminary Pricing Supplement No. K862/A and in the documents listed below in making your decision to invest in the securities.You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●    Underlying supplement dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000095010317006313/dp77765_424b2-undsupp.htm

●    Product supplement No. I-B dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000095010317006316/dp77781_424b2-ib.htm

●    Prospectus supplement and Prospectus dated June 30, 2017:

http://www.sec.gov/Archives/edgar/data/1053092/000104746917004364/a2232566z424b2.htm

In the event the terms of the notes described in this pricing supplement differ from, or are inconsistent with, the terms described in the underlying supplement, product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the notes and the owner of any beneficial interest in the notes, amend the notes to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Specific To Your Notes” in this pricing supplement and “Risk Factors” in the accompanying product supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the notes.

Key Terms

Issuer: Credit Suisse AG (“Credit Suisse”), acting through its London Branch.

Basket underliers: the EURO STOXX 50® Index (Bloomberg symbol, <SX5E Index>), as published by STOXX Limited (“STOXX”); the FTSE® 100 Index (Bloomberg symbol, <UKX Index>), as published by FTSE International Limited (“FTSE”); the TOPIX (Bloomberg symbol, <TPX Index>), as maintained by the Tokyo Stock Exchange, Inc. (“TSE”); the Swiss Market Index (Bloomberg symbol, <SMI Index>), as published by SIX Group Ltd. (“SIX Group”); and the S&P/ASX 200 Index (Bloomberg symbol, <AS51

Index>), as published by S&P Dow Jones Indices LLC (“S&P”). For more information on the basket underliers, see “The Reference Indices – The STOXX Indices – The EURO STOXX 50® Index,” “The Reference Indices – The FTSE Russell Indices – The FTSE™ 100 Index,” “The Reference Indices – The Tokyo Stock Price Index,” “The Reference Indices – The Swiss Market Index” and “The Reference Indices – The S&P Dow Jones Indices – The S&P/ASX Index” in the accompanying underlying supplement.

Specified currency: U.S. dollars (“$”)

Face amount: each note will have a face amount of $1,000; $            in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement.

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. Additionally, the cap level would be triggered at a lower (or higher) percentage return relative to your initial investment than indicated below. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-16 of this pricing supplement.

United States Federal Income Tax Consequences of Investing in the Notes: please refer to “Material U.S. Federal Income Tax Considerations” herein for a discussion of certain United States federal income tax considerations for making an investment in the notes.

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

●	if the final basket level is greater than or equal to the cap level, the maximum settlement amount;

●	if the final basket level is greater than the initial basket level but less than the cap level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the upside participation rate times (iii) the basket return;

●	if the final basket level is equal to or less than the initial basket level but greater than or equal to the buffer level, $1,000; or

●	if the final basket level is less than the buffer level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the downside participation rate times (iii) the sum of the basket return plus the buffer amount.

Initial basket level: 100

Initial weighted value:  the initial weighted value for each of the basket underliers is expected to equal the product of the initial weight of such basket underlier times the initial basket level. The initial weight of each basket underlier is shown in the table below:

Basket Underlier	Initial Weight in Basket
EURO STOXX 50® Index	37.00%
FTSE® 100 Index	23.00%
TOPIX	23.00%
Swiss Market Index	9.00%
S&P/ASX 200 Index	8.00%

Initial EURO STOXX 50® Index level: the closing level or an intraday level of such basket underlier to be set on the trade date, as determined by the calculation agent in its sole discretion, and which may be higher or lower than the actual closing level of such basket underlier on the trade date.

Initial FTSE® 100 Index level: the closing level or an intraday level of such basket underlier to be set on the trade date, as determined by the calculation agent in its sole discretion, and which may be higher or lower than the actual closing level of such basket underlier on the trade date.

Initial TOPIX level: the closing level or an intraday level of such basket underlier to be set on the trade date, as determined by the calculation agent in its sole discretion, and which may be higher or lower than the actual closing level of such basket underlier on the trade date.

Initial Swiss Market Index level: the closing level or an intraday level of such basket underlier to be set on the trade date, as determined by the calculation agent in its sole discretion, and which may be higher or lower than the actual closing level of such basket underlier on the trade date.

Initial S&P/ASX 200 Index level: the closing level or an intraday level of such basket underlier to be set on the trade date, as determined by the calculation agent in its sole discretion, and which may be higher or lower than the actual closing level of such basket underlier on the trade date.

We refer to each of the Initial EURO STOXX 50® Index level, Initial FTSE® 100 Index level, Initial TOPIX level, Initial Swiss Market Index level and Initial S&P/ASX 200 Index level as an initial underlier level, as applicable.

Final EURO STOXX 50® Index level:  the closing level of such basket underlier on the determination date, except in the circumstances described under “Description of the Securities — Postponement of calculation dates” on page PS-21 of the accompanying product supplement and subject to adjustment as provided under “Description of the Securities — Changes to the calculation of an underlying” on page PS-23 of the accompanying product supplement.

Final FTSE® 100 Index level:  the closing level of such basket underlier on the determination date, except in the circumstances described under “Description of the Securities — Postponement of calculation dates” on page PS-21 of the accompanying product supplement and subject to adjustment as provided under “Description of the Securities — Changes to the calculation of an underlying” on page PS-23 of the accompanying product supplement.

Final TOPIX level:  the closing level of such basket underlier on the determination date, except in the circumstances described under “Description of the Securities — Postponement of calculation dates” on page PS-21 of the accompanying product supplement and subject to adjustment as provided under “Description of the Securities — Changes to the calculation of an underlying” on page PS-23 of the accompanying product supplement.

Final Swiss Market Index level:  the closing level of such basket underlier on the determination date, except in the circumstances described under “Description of the Securities — Postponement of calculation dates” on page PS-21 of the accompanying product supplement and subject to adjustment as provided under “Description of the Securities — Changes to the calculation of an underlying” on page PS-23 of the accompanying product supplement.

Final S&P/ASX 200 Index level:  the closing level of such basket underlier on the determination date, except in the circumstances described under “Description of the Securities — Postponement of calculation dates” on page PS-21 of the accompanying product supplement and subject to adjustment as provided under “Description of the Securities — Changes to the calculation of an underlying” on page PS-23 of the accompanying product supplement.

We refer to each of the Final EURO STOXX 50® Index level, Final FTSE® 100 Index level, Final TOPIX level, Final Swiss Market Index level and Final S&P/ASX 200 Index level as a final underlier level, as applicable.

Final basket level: the sum of the following:  (1) the final EURO STOXX 50® Index level divided by the initial EURO STOXX 50® Index level, multiplied by the initial weighted value of the EURO STOXX

50® Index plus (2) the final FTSE® 100 Index level divided by the initial FTSE® 100 Index level, multiplied by the initial weighted value of the FTSE® 100 Index plus (3) the final TOPIX level divided by the initial TOPIX level, multiplied by the initial weighted value of the TOPIX plus (4) the final Swiss Market Index level divided by the initial Swiss Market Index level, multiplied by the initial weighted value of the Swiss Market Index plus (5) the final S&P/ASX 200 Index level divided by the initial S&P/ASX 200 Index level, multiplied by the initial weighted value of the S&P/ASX 200 Index

Basket return:  the quotient of (1) the final basket level minus the initial basket level divided by (2) the initial basket level, expressed as a percentage

Upside participation rate: 160.00%

Cap level (to be set on the trade date): expected to be between 109.56% and 111.24% of the initial basket level.

Maximum settlement amount (to be set on the trade date): for each $1,000 face amount of the notes, expected to be between $1,152.96 and $1,179.84.

Buffer level: 90.00% of the initial basket level.

Buffer amount: 10.00%

Downside participation rate: the quotient of the initial basket level divided by the buffer level, which equals approximately 111.1111111%, expressed as a percentage.

Trade date:

Original issue date (to be set on the trade date): a specified date that is expected to be the fifth scheduled business day following the trade date.

Determination date (to be set on the trade date): a specified date that is expected to be between 14 and 16 months after the trade date, subject to postponement as described under “Description of the Securities — Postponement of calculation dates” on page PS-21 of the accompanying product supplement.

Stated maturity date (to be set on the trade date): a specified date that is expected to be the third scheduled business day after the determination date, subject to postponement as described under “Description of the Securities — Postponement of calculation dates” on page PS-21 of the accompanying product supplement.

No interest: the offered notes will not bear interest.

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system.

No redemption: the offered notes will not be subject to redemption.

Closing level: as described under “Description of the Securities—Certain definitions” on page PS-18 of the accompanying product supplement.

Business day: as described under “Description of the Securities—Certain definitions” on page PS-18 of the accompanying product supplement.

Trading day: as described under “Description of the Securities—Certain definitions” on page PS-21 of the accompanying product supplement.

Use of proceeds and hedging: as described under “Supplemental Use of Proceeds and Hedging” on page PS-15 of the accompanying product supplement.

ERISA: as described under “ERISA Considerations” on page PS-38 of the accompanying product supplement.

Supplemental plan of distribution (conflicts of interest): under the terms and subject to the conditions contained in a distribution agreement dated May 7, 2007, as amended, which we refer to as the distribution agreement, we have agreed to sell the notes to CSSU.

The distribution agreement provides that CSSU is obligated to purchase all of the notes if any are purchased.

Credit Suisse AG expects to agree to sell to CSSU, and CSSU expects to agree to purchase from Credit Suisse AG the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. CSSU proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain unaffiliated securities dealers at such price.

We expect to deliver the notes against payment for the notes on the original issue date indicated herein, which may be a date that is greater than three business days following the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the original issue date is more than three business days after the trade date, purchasers who wish to transact in the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The agent for this offering, CSSU, is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer. A portion of the net proceeds from the sale of the notes will be used by CSSU or one of its affiliates in connection with hedging our obligations under the notes.

For further information, please refer to “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

Calculation agent: Credit Suisse International

CUSIP no.: 22550BDE0

ISIN no.: US22550BDE02

FDIC: the notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, all references to each of the following defined terms used in the accompanying product supplement will be deemed to refer to the corresponding defined term used in this pricing supplement, as set forth in the table below:

Product Supplement Defined Term	Pricing Supplement Defined Term
Maturity date	Stated maturity date
Valuation date	Determination date
Securities	Notes or offered notes
Principal amount	Face amount
Redemption amount	Cash settlement amount
Underlying	Basket underlier
Underlying return cap[1]	Cap level

In addition, with respect to the Leveraged Buffered Basket-Linked Medium-Term Notes, please refer to Key Terms above for the following terms: upside participation rate, maximum settlement amount, buffer level, buffer amount and downside participation rate.

1 “Underlying return cap” in the accompanying product supplement is expressed as a percentage increase from the initial underlier level to the final underlier level, whereas the “cap level” used in this pricing supplement is expressed as the quotient of the final basket level and the initial basket level.

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical final basket levels or hypothetical final underlier levels of the basket underliers, as applicable, on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final basket levels and final underlier levels of the basket underliers that are entirely hypothetical; no one can predict what the basket level will be on any day throughout the life of your notes, and no one can predict what the final basket level will be on the determination date. The basket underliers have been highly volatile in the past — meaning that the levels of the basket underliers have changed considerably in relatively short periods — and their performances cannot be predicted for any future period.

The following examples reflect hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the basket underliers and our creditworthiness. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000.00 per note
Upside participation rate	160.00%
Initial basket level	100
Cap level	109.56% of the initial basket level
Maximum settlement amount	$1,152.96 per note
Buffer level	90.00% of the initial basket level
Downside participation rate	the quotient of the initial basket level divided by the buffer level
Buffer amount	10.00%
A market disruption event does not occur with respect to any basket underlier on the originally scheduled determination date and the originally scheduled determination date is a trading day.
During the term of the notes, no change in or affecting any of the basket underliers or the methods by which any of the basket underlier sponsors calculates the EURO STOXX 50® Index, the FTSE® 100 Index, the TOPIX, the Swiss Market Index or the S&P/ASX 200 Index, respectively.
Notes purchased on the original issue date at the face amount and held to the stated maturity date.

Moreover, we have not yet set the initial EURO STOXX 50® Index level, the initial FTSE® 100 Index level, the initial TOPIX level, the initial Swiss Market Index level or the initial S&P/ASX 200 Index level that will serve as the baselines for determining the basket return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date.  The actual initial EURO STOXX 50® Index level, the initial FTSE® 100 Index level, the initial TOPIX level, the initial Swiss Market Index level and the initial S&P/ASX 200 Index level may differ substantially from the level of such basket underlier prior to the trade date and may be higher or lower than the closing level of each basket underlier on the trade date.

For these reasons, the actual performance of the basket over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical level of each basket underlier shown elsewhere in this pricing supplement. For information about the historical level of each basket underlier during recent periods, see “The Basket and the Basket Underliers—Historical Closing Levels of the Basket Underliers” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the basket underliers between the date of this pricing supplement and the date of your purchase of the offered notes.

The levels in the left column of the table below represent hypothetical final basket levels and are expressed as percentages of the initial basket level. The amounts in the right column represent the hypothetical cash settlement amounts per $1,000 face amount of notes, based on the corresponding hypothetical final basket level and the assumptions noted above.

Hypothetical Final Basket Level (as Percentage of Initial Basket Level)	Hypothetical Cash Settlement Amount (per $1,000 Face Amount of Notes)
140.00%	$1,152.96
130.00%	$1,152.96
120.00%	$1,152.96
110.00%	$1,152.96
109.56%	$1,152.96
105.00%	$1,080.00
102.00%	$1,032.00
100.00%	$1,000.00
95.00%	$1,000.00
90.00%	$1,000.00
75.00%	$833.33
50.00%	$555.56
25.00%	$277.78
0.00%	$0.00

If, for example, the final basket level were determined to be 25.00% of the initial basket level, you will be exposed on a leveraged basis to any depreciation in the final basket level beyond the buffer amount, and the cash settlement amount that we would deliver on your notes at maturity would be approximately $277.78 per $1,000 face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately 72.2222% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). Alternatively, if the final basket level were determined to be 140.00% of the initial basket level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount of $1,152.96 per $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final basket level over 109.56% of the initial basket level.

The following chart shows a graphical illustration of the hypothetical cash settlement amounts that we would pay on your notes on the stated maturity date, if the final basket level (expressed as a percentage of the initial basket level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final basket level (expressed as a percentage of the initial basket level) of less than the buffer level (the section left of the buffer level marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than $1,000 per $1,000 face amount of your notes (the section below the $1,000 marker on the vertical axis). The chart also shows that any hypothetical final basket level (expressed as a percentage of the initial basket level) of greater than or equal to the cap level (the section right of the cap level marker on the horizontal axis) would result in a capped return on your investment.

The following examples illustrate the hypothetical cash settlement amount at maturity, for each $1,000 face amount of notes, based on hypothetical final underlier levels of the basket underliers, calculated based on the key terms and assumptions above. The percentages in Column A represent hypothetical final underlier levels for each basket underlier expressed as percentages of their respective hypothetical initial underlier levels. The amounts in Column B represent the applicable initial weighted value for each basket underlier, and the amounts in Column C represent the products of the percentages in Column A times the corresponding amounts in Column B. The final basket level for each example is shown beneath each example, and will equal the sum of the products shown in Column C. The basket return for each example is shown beneath the final basket level for such example, and will equal the quotient of (i) the final basket level for such example minus the initial basket level divided by (ii) the initial basket level, expressed as a percentage. The values below have been rounded for ease of analysis.

Example 1:  The final basket level is greater than the cap level. The cash settlement amount equals the maximum settlement amount.

	Column A	Column B	Column C

Basket Underlier	Hypothetical Final underlier level (as percentage of Initial underlier level)	Initial Weighted Value	Column A × Column B
EURO STOXX 50® Index	135.00%	37.00	49.95
FTSE® 100 Index	135.00%	23.00	31.05
TOPIX	135.00%	23.00	31.05
Swiss Market Index	135.00%	9.00	12.15
S&P/ASX 200 Index	135.00%	8.00	10.80
	Final Basket Level:		135.00
	Basket Return:		35.00%

In this example, all of the hypothetical final underlier levels for the basket underliers are greater than the applicable hypothetical initial underlier levels, which results in the hypothetical final basket level being greater than the initial basket level of 100.00.  Since the hypothetical final basket level was determined to be 135.00, the hypothetical cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount of $1,152.96 for each $1,000 face amount of your notes (i.e. 115.296% of each $1,000 face amount of your notes).

Example 2:  The final basket level is greater than the initial basket level but less than the cap level.

	Column A	Column B	Column C

Basket Underlier	Hypothetical Final underlier level (as percentage of Initial underlier level)	Initial Weighted Value	Column A × Column B
EURO STOXX 50® Index	101.00%	37.00	37.37
FTSE® 100 Index	102.00%	23.00	23.46
TOPIX	103.00%	23.00	23.69
Swiss Market Index	125.00%	9.00	11.25
S&P/ASX 200 Index	150.00%	8.00	12.00
	Final Basket Level:		107.77
	Basket Return:		7.77%

In this example, all of the hypothetical final underlier levels for the basket underliers are greater than the applicable hypothetical initial underlier levels, which results in the hypothetical final basket level being greater than the initial basket level of 100.00. Since the hypothetical final basket level was determined to be 107.77, the hypothetical cash settlement amount for each $1,000 face amount of your notes will equal:

Cash settlement amount = $1,000 + ($1,000 × 160.00% × 7.77%) = $1,124.32

Example 3:  The final basket level is less than the initial basket level, but greater than the buffer level. The cash settlement amount equals the $1,000 face amount.

	Column A	Column B	Column C

Basket Underlier	Hypothetical Final underlier level (as percentage of Initial underlier level)	Initial Weighted Value	Column A × Column B
EURO STOXX 50® Index	95.00%	37.00	35.15
FTSE® 100 Index	95.00%	23.00	21.85
TOPIX	95.00%	23.00	21.85
Swiss Market Index	95.00%	9.00	8.55
S&P/ASX 200 Index	95.00%	8.00	7.60
	Final Basket Level:		95.00
	Basket Return:		-5.00%

In this example, all of the hypothetical final underlier levels for the basket underliers are less than the applicable initial underlier levels, which results in the hypothetical final basket level being less than the initial basket level of 100.00.  Since the hypothetical final basket level of 95 is greater than the buffer level of 90.00% of the initial basket level but less than the initial basket level of 100, the hypothetical cash settlement amount for each $1,000 face amount of your notes will equal the face amount of the note, or $1,000.

Example 4:  The final basket level is less than the buffer level.  The cash settlement amount is less than the $1,000 face amount.

	Column A	Column B	Column C

Basket Underlier	Hypothetical Final underlier level (as percentage of Initial underlier level)	Initial Weighted Value	Column A × Column B
EURO STOXX 50® Index	40.00%	37.00	14.80
FTSE® 100 Index	100.00%	23.00	23.00
TOPIX	100.00%	23.00	23.00
Swiss Market Index	135.00%	9.00	12.15
S&P/ASX 200 Index	135.00%	8.00	10.80
	Final Basket Level:		83.75
	Basket Return:		-16.25%

In this example, the hypothetical final underlier level of the EURO STOXX 50® Index is less than its hypothetical initial underlier level, while the hypothetical final underlier levels of the FTSE® 100 Index and TOPIX are equal to their applicable hypothetical initial underlier levels and the hypothetical final underlier levels of the Swiss Market Index and S&P/ASX 200 Index are greater than their applicable initial underlier levels.

Because the basket is unequally weighted, increases in the lower weighted basket underliers will be offset by decreases in the more heavily weighted basket underliers.  In this example, the large decline in the EURO STOXX 50® Index results in the hypothetical final basket level being less than the initial basket level of 100.00 even though the FTSE® 100 Index and TOPIX remained flat and the Swiss Market Index and the S&P/ASX 200 Index increased.

Since the hypothetical final basket level of 83.75 is less than the buffer level of 90.00% of the initial basket level of 100.00, the hypothetical cash settlement amount for each $1,000 face amount of your notes will equal:

Cash settlement amount = $1,000 + ($1,000 × approximately 111.1111111% × (-16.25% + 10.00%)) = $930.56

In this scenario, you will lose approximately 6.94% of the principal amount at maturity; therefore the securities will provide an effective buffer (which is the difference between the basket return and the loss on the securities) of approximately 9.31%.

Example 5:  The final basket level is less than the buffer level.  The cash settlement amount is less than the $1,000 face amount.

	Column A	Column B	Column C

Basket Underlier	Hypothetical Final underlier level (as percentage of Initial underlier level)	Initial Weighted Value	Column A × Column B
EURO STOXX 50® Index	50.00%	37.00	18.50
FTSE® 100 Index	60.00%	23.00	13.80
TOPIX	60.00%	23.00	13.80
Swiss Market Index	65.00%	9.00	5.85
S&P/ASX 200 Index	55.00%	8.00	4.40
	Final Basket Level:		56.35
	Basket Return:		-43.65%

In this example, the hypothetical final underlier levels for all of the basket underliers are less than the applicable hypothetical initial underlier levels, which results in the hypothetical final basket level being less than the initial basket level of 100.00.

Since the hypothetical final basket level of 56.35 is less than the buffer level of 90.00% of the initial basket level of 100.00, the hypothetical cash settlement amount for each $1,000 face amount of your notes will equal:

Cash settlement amount = $1,000 + ($1,000 × approximately 111.1111111% × (-43.65% + 10.00%)) = $626.11

In this scenario, you will lose approximately 37.39% of the principal amount at maturity; therefore the securities will provide an effective buffer (which is the difference between the basket return and the loss on the securities) of approximately 6.26%. A comparison of this example with the previous example illustrates the diminishing benefit of the effective buffer as the basket return decreases.

The cash settlement amounts shown above are entirely hypothetical; they are based on hypothetical levels for the basket underliers on the determination date and on assumptions that may prove to be inaccurate. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Risk Factors—Unpredictable economic and market factors may affect the value of the securities prior to maturity” on page PS-8 of the accompanying product supplement.

We cannot predict the actual final basket level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the level of each basket underlier and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level of each basket underlier, the cap level and maximum settlement amount, which we will set on the trade date, and the actual basket return determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in the notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying product supplement. You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus as supplemented by the accompanying prospectus supplement, the accompanying product supplement, and the accompanying underlying supplement of Credit Suisse. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the stocks comprising the basket underliers. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Notes Are Subject to the Credit Risk of Credit Suisse

Investors are dependent on our ability to pay all amounts due on the notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of your notes prior to maturity.

The Initial Underlier Level of Each Basket Underlier Will Be Determined at the Discretion of the Calculation Agent

The initial underlier level of each basket underlier will be the closing level or an intraday level of such basket underlier on the trade date, as determined by the calculation agent in its sole discretion. As such, the initial underlier level of each basket underlier may not be based on the closing level of such basket underlier on the trade date. The initial underlier level of each basket underlier may be higher or lower than the actual closing level of such basket underlier on the trade date.

The Stated Maturity Date of the Notes Is a Pricing Term and Will Be Determined by the Issuer on the Trade Date

We will not determine the stated maturity date until the trade date, so you will not know the exact term of, or the determination date for, the notes at the time that you make your investment decision. The term of the notes could be as short as the shorter end of the stated maturity date range described in “Key Terms” herein, and as long as the longer end of the stated maturity date range. You should be willing to hold your notes until the latest possible stated maturity date contemplated by the range. The stated maturity date selected by us could have an impact on the value of the notes. Assuming no changes in other economic terms of the notes, the value of the notes would likely be lower if the term of the notes is at the longer end of the stated maturity date range, rather than the shorter end of the stated maturity date range.

The Amount Payable on Your Notes Is Not Linked to the Level of the Basket Underliers at Any Time Other than the Determination Date

The final basket level will be based on the closing levels of the basket underliers on the determination date (subject to postponement as described elsewhere in the accompanying product supplement). Therefore, if the closing level of one or more of the basket underliers dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing levels of the basket underliers prior to such drop in the levels of the basket underliers. Although the actual levels of the basket underliers on the stated maturity date or at other times during the life of your notes may be higher than the closing levels of the basket underliers on the determination date, you will not benefit from the closing levels of the basket underliers at any time other than on the determination date.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of a weighted basket comprised of the EURO STOXX 50® Index, the FTSE® 100 Index, the TOPIX, the Swiss Market Index and the S&P/ASX 200 Index as

measured from the initial basket level of 100 to the final basket level on the determination date. If the final basket level is less than the buffer level, you will have a loss, for each $1,000 of the face amount of your notes, equal to the product of (a) $1,000 times (b) the downside participation rate times (c) the sum of the basket return plus the buffer amount. Thus, you will be exposed on a leveraged basis to any depreciation in the final basket level beyond the buffer amount, and the return on your notes will be negative. You may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Furthermore, regardless of the amount of any payment you receive on the notes, you may nevertheless suffer a loss on your investment in the notes in real value terms. This is because inflation may cause the real value of the amount of any payment you receive on the notes to be less at maturity than it is at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does generate a positive real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

Regardless of the Amount of Any Payment You Receive on the Notes, Your Actual Yield May Be Different in Real Value Terms

Inflation may cause the real value of any payment you receive on the notes to be less at maturity than it is at the time you invest. An investment in the notes also represents a forgone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity, including our other debt securities, that bears interest at a prevailing market rate.

The Probability that the Final Basket Level Will Be Less Than the Buffer Level Will Depend on the Volatility of the Basket Underliers

“Volatility” refers to the frequency and magnitude of changes in the levels of the basket underliers. The greater the expected volatility with respect to the basket underliers on the trade date, the higher the expectation as of the trade date that the final basket level could be less than the buffer level, indicating a higher expected risk of loss on the notes. The terms of the notes are set, in part, based on expectations about the volatility of the underlier as of the trade date. The volatility of the basket can change significantly over the term of the notes. The levels of the basket underliers could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the basket underliers and the potential to lose a significant amount of your principal at maturity.

Your Maximum Gain on the Notes Is Limited to the Maximum Settlement Amount

If the final basket level is greater than the initial basket level, for each $1,000 face amount of the notes, you will receive at maturity a payment that will not exceed the maximum settlement amount, regardless of the appreciation in the basket underliers, which may be significant. Accordingly, the amount payable on your notes may be significantly less than it would have been had you invested directly in each basket underlier.

The Lower Performance of One Basket Underlier May Offset an Increase in the Other Basket Underliers

Declines in the level of one basket underlier may offset increases in the level of the other basket underliers. As a result, any return on the basket — and thus on your notes — may be reduced or eliminated, which will have the effect of reducing the amount payable in respect of your notes at maturity. Because the amount payable on the notes, if any, depends on the performance of the basket underliers, you will bear the risk that any of the basket underliers will perform poorly. In addition, because the basket underliers are not equally weighted, increases in the lower weighted basket underliers may be offset by even small decreases in the more heavily weighted basket underliers.

Except to the Extent that Credit Suisse is Included in the Swiss Market Index, We Do Not Control Any Companies Included in Any Basket Underlier

While we or our affiliates may from time to time own securities of companies included in the basket, we and our affiliates do not control any company included in any basket underlier. Except to the extent that Credit Suisse is included in the Swiss Market Index, we are not responsible for any disclosure made by any other company.

The SMI is Concentrated in a Small Number of Constituents

The SMI consists of 20 issuer constituents included in the Swiss Performance Index (“SPI”), which generally tracks all Swiss exchange traded equity securities. Depending on the weightings of each SMI constituent at the time, the level of the SMI may be heavily dependent on just few constituents at any given time, which means that those constituents will disproportionately and significantly affect the performance of the SMI. As of December 30, 2015, the weighting of the single top constituent of the SMI composed over 22% of the SMI, and the weightings of the top three constituents combined composed over 60% of the SMI. As a result, you may be exposed to concentration risk in a few number of SPI issuers.

You Have No Shareholder Rights or Rights to Receive Any of the Equity Securities Comprising the Basket Underliers

Investing in the notes will not make you a holder of any of the equity securities comprising the basket underliers. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the issuers of, or any other rights with respect to, the equity securities comprising the basket underliers. The cash settlement amount will be paid in cash and you will have no right to receive delivery of any equity securities comprising the basket underliers.

We May Sell Additional Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth on the cover page. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase the notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on the notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the buffer level and the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the cap level will permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, the buffer level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

The Closing Levels of the Basket Underliers Will Not Be Adjusted For Changes in Exchange Rates Relative to the U.S. Dollar Even Though the Equity Securities Included in the Basket Underliers Are Traded in Foreign Currencies and the Notes Are Denominated in U.S. Dollars

The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the equity securities included in each of the basket underliers are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your return, if any, at maturity.

Risks Associated With Investments in Notes Linked to the Performance of Foreign Equity Securities

The equity securities included in the basket underliers are issued by foreign companies and trade in foreign securities markets. Investments in notes linked to the value of foreign equity securities involve risks associated with the securities markets in those countries, including the risk of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

The Estimated Value of the Notes on the Trade Date May Be Less Than the Price to Public

The initial estimated value of your notes on the trade date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original issue price. The original issue price of the notes includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the notes and the cost of hedging our risks as issuer of the notes through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the notes. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the trade date, we value the components of the notes in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the notes can be replicated using a combination of these components, and the value of these components, as determined by us using our pricing models, will impact the terms of the notes at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar notes of other issuers.

Effect of Interest Rate Used in Estimating Value

The internal funding rate we use in structuring notes such as these notes is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the trade date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the notes will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the notes. We will also use our internal funding rate to determine the price of the notes if we post a bid to repurchase your notes in secondary market transactions. See “—Secondary Market Prices” below.

Secondary Market Prices

If Credit Suisse (or an affiliate) bids for your notes in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the original issue price and the estimated value of the notes on the trade date. The estimated value of the notes on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the notes in the secondary market (if any exists) at any time. The secondary market price of your notes at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your notes could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the notes and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the trade date, the secondary market price of your notes will be lower than the original issue price because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your notes to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your notes may be lower than the price at which we may repurchase the notes from such dealer.

We (or an affiliate) may initially post a bid to repurchase the notes from you at a price that will exceed the then-current estimated value of the notes. That higher price reflects our projected profit and costs that were included in the original issue price, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately three months.

The notes are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

Credit Suisse is Subject to Swiss Regulation

As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the notes and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the notes.

Lack of Liquidity

The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

Potential Conflicts

We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and determining their estimated value. In addition, the distributor from which you purchase the notes may conduct hedging activities in connection with the notes. In performing these duties, the economic interests of us, our affiliates and the distributor are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of your notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates or the distributor receives for the sale of the notes, which creates an additional incentive to sell the notes to you.

Unpredictable Economic and Market Factors Will Affect the Value of the Notes

The payout on the notes can be replicated using a combination of the components described in “The estimated value of the notes on the trade date may be less than the price to public.” Therefore, in addition to the level of the basket, the terms of the notes at issuance and the value of the notes prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general such as:

•	the expected and actual volatility of the basket underliers;

•	the expected and actual correlation, if any, between the basket underliers;

•	the time to maturity of the notes;

•	the dividend rate on the equity securities included in the basket underliers;

•	interest and yield rates in the markets generally;

•	investors’ expectations with respect to the rate of inflation;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the equity securities included in the basket underliers or markets generally and which may affect the level of the basket underliers; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

The U.S. Federal Income Tax Consequences of the Notes Are Not Certain

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of instruments with terms that are substantially the same as those of the notes. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of the ownership and disposition of the notes, and the tax treatment described under “Material U.S. Federal Income Tax Considerations” is not binding on the IRS or any court. Thus, the U.S. federal income tax consequences of the notes are not certain.

THE BASKET UNDERLIERS

The historical levels of the basket or the basket underliers should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the basket underliers on any trading day during the term of the notes, including on the determination date. We cannot give you assurance that the future performance of the basket underliers will result in any return of your investment. Any payment on the notes is subject to our ability to pay our obligations as they become due.

The graphs below show the daily historical closing levels, for the TOPIX from January 4, 2012 through July 20, 2017, and for the EURO STOXX 50® Index, the FTSE® 100 Index, the Swiss Market Index and the S&P/ASX 200 Index from January 3, 2012 through July 20, 2017. The closing level of the EURO STOXX 50® Index on July 20, 2017 was 3499.49. The closing level of the FTSE® 100 Index on July 20, 2017 was 7487.87. The closing level of the TOPIX on July 20, 2017 was 1633.01. The closing level of the Swiss Market Index on July 20, 2017 was 9027.37. The closing level of the S&P/ASX 200 Index on July 20, 2017 was 5761.453. The graphs are for illustrative purposes only. We obtained the closing levels in the graphs below from Bloomberg Financial Services, without independent verification.

EURO STOXX 50® Index

Additional information regarding the EURO STOXX 50® Index may be obtained from the STOXX Limited website. We are not incorporating by reference the website or any material it includes in this pricing supplement.

The top ten constituent stocks of the EURO STOXX 50® Index as of June 30, 2017, by weight, are: Total S.A. (4.62%), Siemens AG (4.39%), Sanofi (4.13%), Bayer AG (4.02%), SAP SE (3.92%), Banco Santander S.A. (3.63%), Allianz SE (3.38%), Unilever N.V. (3.26%), BASF SE (3.20%), and Anheuser-Busch InBev SA/NV (3.08%); constituent weights are updated periodically.

As of June 30, 2017, the top ten industry sectors which comprise the EURO STOXX 50® Index represent the following weights in the index: Banks (15.9%), Industrial Goods & Services (10.3%), Personal & Household Goods (9.1%), Chemicals (9.0%), Health Care (7.7%), Technology (7.1%), Insurance (6.7%), Oil & Gas (6.1%), Utilities (5.1%), and Telecommunications (5.1%); industry weightings are updated periodically. Sector designations are determined by the underlier sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

As of June 30, 2017, the eight countries which comprise the EURO STOXX 50® Index represent the following weights in the index: France (36.0%), Germany (33.1%), Spain (10.8%), Netherlands (9.8%), Italy (4.7%), Belgium (3.1%), Finland (1.3%) and Ireland (1.1%); country weightings are updated periodically.

FTSE® 100 Index

Additional information regarding the FTSE® 100 Index may be obtained from the FTSE Russell website. We are not incorporating by reference the website or any material it includes in this pricing supplement.

Index Stock Weighting by Sector as of June 30, 2017

As of June 30, 2017, the industry sectors which comprise the FTSE® 100 Index represent the following weights in the index:

Sector*	Percentage**
Oil & Gas	13.69%
Personal & Household Goods	13.68%
Banks	13.66%
Health Care	10.81%
Basic Resources	6.88%
Industrial Goods & Services	6.82%
Insurance	6.50%
Telecommunications	4.46%
Travel & Leisure	4.24%
Food & Beverage	3.81%
Utilities	3.75%
Media	3.55%
Retail	2.19%
Financial Services	1.93%
Real Estate	1.26%
Construction & Materials	1.23%
Technology	0.67%
Chemicals	0.56%
Automobiles & Parts	0.30%

*	Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices may reflect differences in sector designation methodology as well as actual differences in the sector composition of the indices.

**	Information provided by FTSE. Percentages may not sum to 100% due to rounding.

The top five constituent stocks of the FTSE® 100 Index as of June 30, 2017, by weight, are: HSBC Holdings (7.70%), British American Tobacco (5.23%), Royal Dutch Shell Class A (4.92%), BP PLC (4.60%), and GlaxoSmithKline PLC (4.26%); constituent weights are updated periodically. We are not incorporating by reference the website or any material it includes in this Pricing Supplement.

TOPIX

Additional information regarding the Tokyo Stock Price Index may be obtained from the Japan Exchange Group website. We are not incorporating by reference the website or any material it includes in this pricing supplement.

Basket Underlier Stock Weighting by Sector as of May 31, 2017

Sector*	Percentage**
Electric Appliances	13.12%
Transportation Equipment	8.56%
Information & Communication	8.22%
Banks	7.67%
Chemicals	6.94%
Machinery	5.05%
Foods	4.83%
Retail Trade	4.82%
Pharmaceutical	4.66%
Wholesale Trade	4.29%
Land Transportation	4.25%
Services	3.94%
Construction	3.14%
Insurance	2.55%
Real Estate	2.48%
Other Products	2.07%
Electric Power and Gas	1.90%
Precision Instruments	1.61%
Other Financing Business	1.26%
Iron and Steel	1.16%
Securities and Commodities Futures	1.12%
Rubber Products	0.98%
Glass and Ceramics Products	0.97%
Nonferrous Metals	0.92%
Metal Products	0.72%
Textiles and Apparels	0.67%
Air Transportation	0.54%
Oil and Coal Products	0.49%
Mining	0.30%
Pulp and Paper	0.25%
Marine Transportation	0.21%
Warehousing and Harbor Transportation Service	0.19%
Fishery, Agriculture and Forestry	0.11%

*	Sector designations are determined by the basket underlier sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

**	Information provided by TSE. Percentages may not sum to 100% due to rounding.

Swiss Market Index (SMI)

Additional information regarding the Swiss Market Index may be obtained from the SIX Swiss Exchange website. We are not incorporating by reference the website or any material it includes in this pricing supplement.

As of December 30, 2016, the top ten constituents of the SMI (and their respective weightings in the SMI) were: Nestle SA (22.72%); Novartis AG (19.45%); Roche Holding AG (16.33%); UBS Group AG (5.75%); Zurich Insurance Group AG (4.22%); ABB Ltd (4.00%); Syngenta AG (3.72%); Compagnie Financiere Richemont SA (3.52%); Swiss Re AG (3.11%) and Credit Suisse Group AG (2.89%).

As of December 30, 2016, the ICB industry sectors in the SMI (and their respective weights) were: Basic Materials (5.2%), Consumer Goods (27.2%), Financials (17.9%), Health Care (38.2%), Industrials (10.4%) and Telecommunications (1.2%) (may not sum to 100% due to rounding). Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

S&P/ASX 200

Additional information regarding the S&P/ASX Index may be obtained from the S&P Dow Jones Indices website. We are not incorporating by reference the website or any material it includes in this pricing supplement.

As of June 30, 2017, the top 10 constituents by weight were the following: Commonwealth Bank of Australia, Westpac Banking Corp., ANZ Banking Group, National Australia Bank Ltd., BHP Billiton Ltd., CSL Ltd., Telstra Corp Ltd., Wesfarmers Ltd., Woolworths Ltd. and Macquarie Group Ltd.

As of June 30, 2017, the 11 GICS industry sectors represented by constituent stocks in the index include: Financials (37.5%), Materials (16.1%), Real Estate (8.1%), Health Care (7.6%), Industrials (7.3%), Consumer Staples (7.0%), Consumer Discretionary (5.0%), Energy (4.0%), Telecommunication Services (3.8%), Utilities (2.3%) and Information Technology (1.4%). Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

As of June 30, 2017, the countries of domicile included in the index and their relative weights were: Australia (98.4%), New Zealand (0.6%), United States (0.5%) and United Kingdom (0.4%).

For more information on the EURO STOXX 50® Index, the FTSE® 100 Index, the Tokyo Stock Price Index, the S&P/ASX Index and The Swiss Market Index, see “The Reference Indices – The STOXX Indices – The EURO STOXX 50® Index,” “The Reference Indices – The FTSE Russell Indices – The FTSE 100 Index,” “The Reference Indices – The Tokyo Stock Price Index”, “The Reference Indices – The Swiss Market Index” and “The Reference Indices – The S&P/ASX Index” in the accompanying underlying supplement.

HISTORICAL BASKET LEVELS

The following graph is based on the basket closing level for the period from January 3, 2012 through July 20, 2017 assuming that the basket closing level was 100 on July 20, 2017. We derived the basket closing levels based on the method to calculate the basket closing level as described in this pricing supplement and on actual closing levels of the relevant basket underliers on the relevant date. The basket closing level has been normalized such that its hypothetical level on July 20, 2017 was 100. As noted in this Pricing Supplement, the initial basket level will be set at 100 on the trade date. The basket closing level can increase or decrease due to changes in the levels of the basket underliers.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes material U.S. federal income tax consequences of owning and disposing of the notes that may be relevant to holders of the notes that acquire their notes from us as part of the original issuance of the notes. This discussion applies only to holders that hold their notes as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,

•	a mutual fund,

•	a tax-exempt organization,

•	a grantor trust,

•	certain U.S. expatriates,

•	an insurance company,

•	a dealer or trader in securities or foreign currencies,

•	a person (including traders in securities) using a mark-to-market method of accounting,

•	a person who holds the notes as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction,

•	a person whose functional currency is not the U.S. dollar, or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of the ownership and disposition of the notes, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of the notes, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

Characterization of the Notes

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of the notes or instruments with terms that are substantially the same as those of your notes. Thus, the characterization of the securities is not certain. Our special tax counsel, Orrick, Herrington & Sutcliffe LLP, has advised that the notes should be treated, for U.S. federal income tax purposes, as prepaid financial contracts, with respect to the underlier, that are eligible for open transaction treatment. In the absence of an administrative or judicial ruling to the contrary, we intend to treat the notes and, by acceptance of the notes, you agree to treat the notes for all tax purposes in accordance with such characterization and the balance of this discussion assumes that the notes will be so treated.

You should be aware that the characterization of the notes as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described below. For example, the IRS might assert that the notes are debt instruments, which may result in adverse tax consequences. You should consult your tax advisor regarding the possible tax consequences of characterization of the notes as debt instruments. Generally, the notes are not, and we do not expect that the notes will be, listed on a securities exchange. In the event the notes are listed on a securities exchange and the IRS seeks to characterize your notes as options, the notes would be characterized as

Code section 1256 contracts. In such case, the notes would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax advisor regarding the tax consequences to you from the partnership’s purchase, ownership and disposition of the notes.

In accordance with the agreed-upon tax treatment described above, if the security provides for the payment of the redemption amount in cash based on the return of the underlier, upon receipt of the redemption amount of the security from us, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder’s tax basis in the security at that time. Such gain or loss will be long-term capital gain or loss in the case of a U.S. Holder that has held the security for more than one year at maturity (excluding the look back observation period, if applicable) and short-term capital gain or loss otherwise. If the security provides for the payment of the redemption amount in physical shares or units of the underlier, the U.S. Holder should not recognize any gain or loss with respect to the security (other than with respect to cash received in lieu of fractional shares or units, as described below). A U.S. Holder should have a tax basis in all physical shares or units received (including for this purpose any fractional shares or units) equal to its tax basis in the security. A U.S. Holder’s holding period for any physical shares or units received should start on the day after the delivery of the physical shares or units. A U.S. Holder should generally recognize short-term capital gain or loss with respect to cash received in lieu of fractional shares or units in an amount equal to the difference between the amount of such cash received and the U.S. Holder’s basis in the fractional shares or units, which should be equal to the U.S. Holder’s basis in all of the physical shares or units (including the fractional shares or units), multiplied by a fraction, the numerator of which is the number of fractional shares or units and the denominator of which is the number of all of the physical shares or units (including fractional shares or units).

Upon the sale or other taxable disposition of a security, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the security. Such gain or loss will be long-term capital gain or loss in the case of a U.S. Holder that has held the security for more than one year (excluding the look back observation period, if applicable) at the time of disposition and short-term capital gain or loss otherwise.

Medicare Tax

Certain U.S. Holders that are individuals, estates, and trusts must pay a 3.8% tax (the “Medicare Tax”) on the lesser of the U.S. Holder’s (1) “net investment income” or “undistributed net investment income” in the case of an estate or trust and (2) the excess of modified adjusted gross income over a certain specified threshold for the taxable year. “Net investment income” generally includes income from interest, dividends, and net gains from the disposition of property (such as the notes) unless such income or net gains are derived in the ordinary course of a trade or business (other than a trade or business that is a passive activity with respect to the taxpayer or a trade or business of trading in financial instruments or commodities). Net investment income may be reduced by allowable deductions properly allocable to such gross income or net gain. Any interest earned or deemed earned on the notes and any gain on sale or other taxable disposition of the notes will be subject to the Medicare Tax. If you are an individual, estate, or trust, you should consult with your tax advisor regarding application of the Medicare Tax to your income and gains in respect of your investment in the notes.

Securities Held Through Foreign Entities

Under certain provisions of the “Hiring Incentives to Restore Employment Act,” generally referred to as “FATCA,” and regulations thereunder, a 30% withholding tax is imposed on “withholdable payments” and certain “passthru payments” made to “foreign financial institutions” (as defined in the regulations or an applicable intergovernmental agreement) (and their more than 50% affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account at the institution (or the institution’s affiliates) and to annually report certain information about such account. The term “withholdable payments” generally includes (1) payments of fixed or determinable annual or periodical gains, profits, and income (“FDAP”), in each case, from sources within the United States, and (2) gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States. “Passthru payments” means any withholdable payment and any foreign passthru payment. To avoid becoming subject to the 30% withholding tax on payments to it, a financial institution may be required to report information to the IRS regarding the holders of the notes. In the case of holders who (i) fail to provide the relevant information, (ii) are foreign financial institutions who have not agreed to comply with these information reporting requirements, or (iii) hold the notes directly or indirectly through such non-compliant foreign financial institutions, a payor may be required to withhold on a portion of payments under the notes. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. If payments on the notes are determined to be from sources within the United States, such payments will be treated as withholdable payments for these purposes.

Withholding under FATCA will apply to all withholdable payments and certain passthru payments without regard to whether the beneficial owner of the payment is a U.S. person, or would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law. Unless a foreign financial institution is the beneficial owner of a payment, it will be subject to refund or credit in accordance with the same procedures and limitations applicable to other taxes withheld on FDAP payments provided that the beneficial owner of the payment furnishes such information as the IRS determines is necessary to determine whether such beneficial owner is a U.S.-owned foreign entity and the identity of any substantial U.S. owners of such entity. If such withholding applies, we will not be required to pay any additional amounts with respect to amounts withheld.

Subject to the exceptions described below, FATCA’s withholding regime generally will apply to (i) withholdable payments (other than gross proceeds of the type described above and certain payments made with respect to a “preexisting obligation,” as defined in the regulations), (ii) payments of gross proceeds of the type described above with respect to a sale or disposition occurring after December 31, 2018, and (iii) foreign passthru payments made after the later of December 31, 2018, or the date that final regulations defining the term “foreign passthru payment” are published. Notwithstanding the foregoing, the provisions of FATCA discussed above generally will not apply to (a) with respect to foreign passthru payments, any obligation (other than an instrument that is treated as equity for U.S. tax purposes or that lacks a stated expiration or term) that is executed on or prior to the date that is six months after the date on which final regulations defining foreign passthru payments are published (a “grandfathered obligation”), (b) any obligation that produces withholdable payments solely because the obligation is treated as giving rise to a dividend equivalent pursuant to Code section 871(m) and the regulations thereunder that is executed on or prior to the date that is six months after the date on which obligations of its type are first treated as giving rise to dividend equivalents, and (c) any agreement requiring a secured party to make payments with respect to collateral securing one or more grandfathered obligations (even if the collateral is not itself a grandfathered obligation). Thus, if you hold your notes through a foreign financial institution or foreign entity, a portion of any of your payments may be subject to 30% withholding.

Information Reporting Regarding Specified Foreign Financial Assets

The Code and regulations thereunder generally require individual U.S. Holders (“specified individuals”) and “specified domestic entities” with an interest in any “specified foreign financial asset” to file an annual report on IRS Form 8938 with information relating to the asset, including the maximum value thereof, for any taxable year in which the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year. Certain individuals are permitted to have an interest in a higher aggregate value of such assets before being required to file a report. Specified foreign financial assets include, with some limited exceptions, any financial account maintained at a foreign financial institution and any debt or equity interest in a foreign financial institution, including a financial institution organized under the laws of a U.S. possession, and any of the following that are held for investment and not held in an account maintained by a financial institution: (1) any stock or security issued by a person other than a U.S. person (including a person organized in a U.S. possession), (2) any financial instrument or contract that has an issuer or counterparty that is other than a U.S. person (including a person organized in a U.S. possession), and (3) any interest in a foreign entity. Additionally, the regulations provide that specified foreign financial assets include certain retirement and pension accounts and non-retirement savings accounts.

Pursuant to the regulations and subject to certain exceptions, “specified domestic entities” are domestic corporations, domestic partnerships, or certain trusts that are formed or used for the purposes of holding, directly or indirectly, specified foreign financial assets. Generally, specified domestic entities are certain corporations and partnerships, which are closely held by a specified individual and that meet passive income or passive asset tests, and, with certain exceptions, domestic trusts that have one or more specified individuals or specified domestic entities as a current beneficiary.

Depending on the aggregate value of your investment in specified foreign financial assets, you may be obligated to file an IRS Form 8938 under this provision if you are an individual U.S. Holder or a specified domestic entity. Penalties apply to any failure to file IRS Form 8938. In the event a U.S. Holder (either a specified individual or specified domestic entity) does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date such information is filed. You should consult your tax advisor as to the possible application to you of this information reporting requirement and the related statute of limitations tolling provision.

Non-U.S. Holders Generally

Except as provided under “Securities Held Through Foreign Entities” and “Substitute Dividend and Dividend Equivalent Payments,” payments made with respect to the notes to a holder of the notes that is not a U.S. Holder (a “Non-U.S. Holder”) and that has no connection with the United States other than holding its notes will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the notes by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless (1) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (2) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met. Any effectively connected gains described in clause (1) above realized by a Non-U.S. Holder that is, or is taxable as, a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the notes should refer to the discussion above relating to U.S. Holders.

Substitute Dividend and Dividend Equivalent Payments

The Code and regulations thereunder treat a “dividend equivalent” payment as a dividend from sources within the United States. Unless reduced by an applicable tax treaty with the United States, such payments generally will be subject to U.S. withholding tax at a rate of 30%. A “dividend equivalent” payment is defined under the Code as (i) a substitute dividend payment made pursuant to a securities lending or a sale-repurchase transaction that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, (ii) a payment made pursuant to a specified notional principal contract (a “specified NPC”) that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, and (iii) any other payment determined by the IRS to be substantially similar to a payment described in the preceding clauses (i) and (ii).

Regulations provide that a dividend equivalent is any payment that references the payment or deemed payment of (i) a dividend from an underlying security pursuant to a securities lending or sale-repurchase transaction, (ii) a dividend from an underlying security pursuant to a specified NPC, (iii) a dividend from an underlying security pursuant to a specified equity-linked instrument (a “specified ELI”), and (iv) any other substantially similar payment. The regulations provide that a payment includes a dividend equivalent payment whether there is an explicit or implicit reference to a dividend with respect to the underlying security. An underlying security is any interest in an entity if a payment with respect to that interest could give rise to a U.S. source dividend pursuant to Treasury regulation section 1.861-3. An NPC is a notional principal contract as defined in Treasury regulation section 1.446-3(c). An equity-linked instrument (“ELI”) is a financial instrument (other than a securities lending or sale-repurchase transaction or an NPC) that references the value of one or more underlying securities, including a futures contract, forward contract, option, debt instrument, or other contractual arrangement. A “section 871(m) transaction” is any securities lending or sale-repurchase transaction, specified NPC, or specified ELI.

Pursuant to the regulations, for any payment made on or after January 1, 2017 with respect to any transaction issued on or after January 1, 2017, any NPC or ELI that has a delta of one with respect to an underlying security when the NPC or ELI is issued is a specified NPC or specified ELI, respectively. For any payment made on or after January 1, 2018 with respect to any transaction issued on or after January 1, 2018, (a) a “simple” NPC or “simple” ELI that has a delta of 0.8 or greater with respect to an underlying security when the NPC or ELI is issued is a specified NPC or specified ELI, respectively, and (b) a “complex” NPC or “complex” ELI that meets a substantial equivalence test with respect to an underlying security at the time of issuance is a specified NPC or specified ELI, respectively.

Certain events could cause previously issued securities to be deemed to be issued as new securities for purposes of the effective dates provided in the regulations. For example, it is possible that the IRS could assert that a reconstitution or rebalancing of the underlying is a significant modification of the securities due to an exercise of discretion with respect to such reconstitution or rebalancing and, therefore, a deemed issuance of the securities upon the occurrence of such event. It is also possible that U.S. withholding tax could apply to the securities under these rules if a Non-U.S. Holder enters, or has entered, into certain other transactions in respect of the underlying equity or the securities. A Non-U.S. Holder that enters, or has entered, into other transactions in respect of the underlying or the securities should consult its own tax advisor regarding the application of Code section 871(m) to its securities in the context of its other transactions.

Withholding on payments will be based on actual dividends or, if otherwise notified by us in accordance with applicable regulations, on estimated dividends used in pricing the security. If an adjustment is made for the actual dividends, then the true-up payment (in addition to the estimated dividend) is added to the per-share dividend amount. If a transaction is a section 871(m) transaction, information regarding the amount of each dividend equivalent, the delta of the potential 871(m) transaction, the amount of any tax withheld and deposited, the estimated dividend amount and any other information necessary to apply the regulations will be provided, communicated, or made available to Non-U.S. Holders in a manner permitted by the applicable regulations.

In accordance with the regulations, U.S. tax will be withheld on any portion of a payment or deemed payment (including, if appropriate, the payment of the purchase price) that is a dividend equivalent with respect to any security issued (or deemed issued) on or after January 1, 2017 and prior to January 1, 2018 that has a delta of one unless reduced by an applicable tax treaty and a properly executed IRS Form W-8 (or other qualifying documentation) is provided. Based on the terms of the notes and representations provided by us, our counsel is of the opinion that a security (exclusive of any other transactions that may be combined with the security as discussed herein) should not be a “delta-one transaction” with respect to a specified ELI or specified NPC within the meaning of the regulations and, as a result, we will not treat the security as a section 871(m) transaction. If withholding applies, we will not be required to pay any additional amounts with respect to amounts withheld. These regulations are extremely complex. Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them of these regulations and whether payments or deemed payments on the notes constitute dividend equivalent payments.

Foreign Investment in U.S. Real Property

A Non-U.S. Holder may be subject to U.S. federal income tax on a disposition of a “U.S. real property interest” as defined in Treasury Regulations section 1.897-1(c) (a “USRPI”). Any gain on such disposition is treated as effectively connected with a U.S. trade or business of the Non-U.S. Holder and is subject to tax and withholding on the amount realized on the disposition. A USRPI may consist of an interest in U.S. real property or an interest in a United States real property holding corporation (a “USRPHC”) within the meaning of Code section 897. However, an interest in a USRPHC that does not exceed generally 5% of the corporation’s regularly traded stock is not a USRPI.

Thus, a Non-U.S. Holder who owns directly, indirectly or constructively, shares of any underlying that is considered to be a USRPI, or other interests having a return based on the appreciation in the value of, or in the gross or net proceeds or profits generated by, such underlying, may be subject to U.S. federal income tax on the sale or exchange of the securities if such Non-U.S. Holder owns more than generally 5% of the shares of such underlying when considering the shares or other interests of such underlying that are directly, indirectly or constructively owned by such Non-U.S. Holder. Ownership of the securities may also impact the taxation of such other shares or interests.

We do not intend to ascertain whether the issuer of shares in any underlying is a USRPHC. In making its investment decision, a Non-U.S. Holder should be prepared to accept the tax treatment that results from either the underlying being treated as a USRPI or from the underlying not being a USRPI.

Each Non-U.S. Holder, in connection with acquiring the securities, is deemed to represent that it does not own, and will not own, more than 5% of the shares of each of the underlying that is considered to be a USRPHC, either directly, indirectly or constructively. We and any withholding agent will rely on the accuracy of this representation. For purposes of this discussion, any interest other than solely as a creditor within the meaning of Treasury Regulations Section 1.897-1(d) shall be treated as ownership of shares of the underlying.

Non-U.S. Holders should consult their own tax advisors on the impact of other shares or interests in the underlying, the impact of ownership of the securities on such other shares or interests, and the consequences of making the representation in the preceding paragraph.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

A security may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the security at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the notes at death.

Potential Changes to the Tax Rules for Financial Instruments

Members of Congress have from time to time proposed legislation relating to financial instruments, including legislation that would require holders to annually mark to market affected financial instruments (potentially including the notes). These or other potential changes in law could adversely affect the tax treatment of the notes and may be applied with retroactive effect. You are urged to consult your tax advisor regarding how any such potential changes in law could affect you.

Backup Withholding and Information Reporting

A holder of the notes (whether a U.S. Holder or a Non-U.S. Holder) may be subject to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. You can claim a credit against your U.S. federal income tax liability for amounts withheld under the backup withholding rules, and amounts in excess of your liability are refundable if you provide the required information to the IRS in a timely fashion. A holder of the notes may also be subject to information reporting to the IRS with respect to certain amounts paid to such holder unless it (1) is a Non-U.S. Holder and provides a properly executed IRS Form W-8 (or other qualifying documentation) or (2) otherwise establishes a basis for exemption. If such withholding applies, we will not be required to pay any additional amounts with respect to amounts withheld.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

TABLE OF CONTENTS
Pricing Supplement

Page
Summary Information	PS-3
Hypothetical Examples	PS-7
Additional Risk Factors Specific to Your Notes	PS-14
The Basket Underliers	PS-20
Material U.S. Federal Income Tax Considerations	PS-24

Product Supplement No. I-B dated June 30, 2017

Summary	PS-1
Risk Factors	PS-3
Supplemental Use of Proceeds and Hedging	PS-15
Description of the Securities	PS-17
The Underlyings or Basket	PS-26
Material United States Federal Income Tax Considerations	PS-27
ERISA Considerations	PS-38
Underwriting (Conflicts of Interest)	PS-40
Notice to Investors	PS-42

Underlying Supplement dated June 30, 2017

The Securities	US-1
The Reference Indices	US-2

Prospectus Supplement dated June 30, 2017

Description of Notes	S-1
Plan of Distribution (Conflicts of Interest)	S-5
Incorporation by Reference	S-13

Prospectus dated June 30, 2017

About This Prospectus	1
Limitations on Enforcement of U.S. Laws	2
Where You Can Find More Information	3
Forward-Looking Statements	5
Use of Proceeds	7
Ratio of Earnings to Fixed Charges	8
Capitalization and Indebtedness	9
Credit Suisse Group	10
Credit Suisse	11
Credit Suisse (USA)	12
Description of Debt Securities	13
Special Provisions Relating to Debt Securities Denominated in a Foreign Currency	40
Foreign Currency Risks	43
Description of Warrants	45
Description of Shares	49
Description of the Guaranteed Senior Debt Securities of Credit Suisse (USA)	53
Description of the Guarantees of the Guaranteed Senior Debt Securities of Credit Suisse (USA)	54
ERISA	56
Taxation	58
Plan of Distribution (Conflicts of Interest)	70
Market-Making Activities	73
Legal Matters	74
Experts	75

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Credit Suisse

Leveraged Buffered Basket-Linked Medium-Term Notes due